Moody REIT I - SC 14D-9

Exhibit 99(a)(1)

The Board unanimously recommends that you REJECT the Everest Offer and not tender your shares.

October 20, 2016

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Moody National REIT I, Inc. (the “Company”) to caution you about a tender offer being made for your shares by a third party at what we believe is an unreasonably low share price.

To REJECT the Everest Offer, simply ignore it. You do
not need to respond to anything.

Everest REIT Investors I, LLC (“Everest”) has made an unsolicited tender offer to holders of our common stock (the “Everest Offer”). You may have already received Everest’s offer materials and may also have seen that information on a Schedule TO filed by Everest with the Securities and Exchange Commission (the “SEC”) on October 7, 2016. Everest is offering to purchase up to 670,000 shares of the Company’s common stock (the “Shares”) at a price of $7.75 per share (the “Offer Price”). Please note, we are not affiliated with Everest or their offer.

The Board has carefully evaluated the terms of the Everest Offer and believes that:

•           The price offered by Everest undervalues the long-term value of the Shares;

•           The Everest Offer represents an attempt by Everest to catch current stockholders off-guard and to accept an unreasonably low price for their Shares; and

•            Everest is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

The Board, taking into consideration what it believes to be an unreasonably low Offer Price for the Shares, unanimously recommends that you reject the Everest Offer and not tender your Shares. However, each stockholder must independently evaluate whether to tender its Shares to Everest pursuant to the Everest Offer and the Board recognizes that an individual stockholder may have liquidity needs that cannot be met in other ways that factor into his or her consideration as to whether to accept the Everest Offer. Set forth below are the material factors contributing to the Board’s decision to recommend that you reject the Everest Offer. You should consider these factors in deciding whether to accept or reject the Everest Offer. If you want to retain your Shares, no action on your part is necessary.

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Material Factors Contributing to the Board’s Decision
to Recommend that You Reject the Everest Offer

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the Everest Offer. In reaching the conclusions and in making the recommendation described below, the Board: (1) consulted with members of the Company’s management; (2) reviewed the terms and conditions of the Everest Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business and financial condition. The following are the material factors contributing to the Board’s decision to recommend that you reject the Everest Offer:

(i)	Entry into Letter of Intent with Moody National REIT II, Inc. (“Moody II”).
On March 24, 2016, the Board approved the formation of a special committee of two of the Company’s independent directors (the “Special Committee”) to consider potential strategic transactions. On September 27, 2016, the Company announced that the Special Committee accepted a non-binding letter of intent (“LOI”) from Moody II regarding a proposed merger between the Company and Moody II (the “Proposed Merger”).

Pursuant to the LOI, if a definitive merger agreement is executed by the parties and the necessary approvals are received, the Company’s stockholders would receive consideration of $11.00 per Share before the payment of disposition fees and profit sharing amounts payable to the Company’s sponsor, financial advisory and legal fees payable by the Company, and other transaction and closing costs incurred by the Company; provided, that in no event will the net merger consideration payable to the Company’s stockholders be less than $10.25 per Share. Further, the LOI provides that the Company’s stockholders will have the option to receive shares of Moody II common stock or cash; provided, that no more than approximately 50% of the aggregate net merger consideration may be paid in cash.

The Board anticipates that the Proposed Merger will be subject to various closing conditions, including approval by the stockholders of the Company.

There can be no assurance that the LOI will result in a definitive merger agreement or that the Proposed Merger will be consummated.

(ii)	Undervalues both the current and potential long-term value of the Shares.
The Board believes that the Everest Offer represents an opportunistic attempt by Everest to purchase Shares at a low share price and make a profit and, as a result, deprive the Company’s stockholders who tender their Shares of the potential opportunity to realize the long-term value of their investment in the Company or potential value of the shares of Moody II that the Company’s stockholders could receive in the Proposed Merger.

(iii)	Everest intends to make a profit.
Everest states that the Everest Offer is being made “for investment purposes and with a view to making a profit for itself” and admits that it was “motivated to establish a

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price which might be acceptable” to some of the Company’s stockholders and is consistent with its objectives. Therefore, Everest acknowledges that the Offer Price was established based on Everest’s objectives and not based on what is in the best financial interest of the Company’s stockholders.

(iv)	No certainty regarding long-term value.
The Company is a non-exchange traded REIT so there is a limited market for the Shares, and there can be no certainty regarding the long-term value of the Shares, assuming the Proposed Merger is not consummated, because their value depends on a number of factors, including business, economic and competitive conditions. Additionally, Moody II is a non-exchange traded REIT so there is a limited market for the shares of Moody II. Therefore, if the Proposed Merger is consummated, there can be no certainty regarding the long-term value of the shares of Moody II that the Company’s stockholders could receive in the Proposed Merger.

(v)	Everest’s Offer Price is arbitrary.
Although Everest acknowledges that it is not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the Company, Everest explains that it considered the Company’s estimated per Share value as of December 31, 2015 of $10.75 per Share, and considered that the Company has announced the Proposed Merger for which the consideration, if consummated, is expected to range between $10.25 and $11.00 per Share. Everest also explained that it considered other factors when establishing the price, including the limited trading activity of the Shares, the discount to potential liquidation value that is acceptable to it given the illiquidity of the Shares, and its desire to set a price that will be acceptable to some of the Company’s stockholders but will also enable it to make a profit by holding on to the Shares until the Company is liquidated. Everest provides no analysis with respect to how it arrived at the liquidity discount to the current per Share value. The Board and the Company’s management believe this illustrates the lack of credibility of Everest’s valuation methods and the inadequacy of their Offer Price.

(vi)	Everest’s Offer Price is 24%-29% below the Proposed Merger consideration.
If the Proposed Merger is consummated, the Company’s stockholders are expected to receive consideration ranging between $10.25 and $11.00 per Share, depending on the amount of any fees or expenses incurred by the Company in connection with the transaction, which is payable in a combination of cash and stock of Moody II. Everest’s Offer Price of $7.75 per Share in cash is approximately 24%-29% below the Proposed Merger consideration. However, the Proposed Merger consideration is a combination of cash and shares of Moody II which are not traded on an exchange and may be illiquid. Moreover, there are no assurances of when or if the Proposed Merger will occur.

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(vii)	Everest’s Offer Price is 28% below current estimated per share value.
Everest’s Offer Price of $7.75 per Share in cash is approximately 28% below the December 31, 2015 estimated per share value of $10.75.

(viii)	The Company’s Share Redemption Program is suspended.
The Company has a Share Redemption Program that allows stockholders to have their Shares repurchased at a price equal to the current estimated per Share value, subject to certain limitations, including the satisfaction of a one-year holding period and a volume limitation. During the year ended December 31, 2015, the Company repurchased a total of 51,611 Shares at an average price of $9.83 per Share. During the quarter ended June 30, 2016, the Company repurchased approximately 85,966 Shares at an average price of $10.25 per Share. However, in connection with the formation of the Special Committee, on March 24, 2016, the Board elected to suspend the Company’s Share Redemption Program. Thus, the Everest Offer, although substantially undervaluing the Shares, may provide the Company’s stockholders with immediate liquidity. Everest may see an opportunity to acquire Shares at a discount to current estimated per share value believing they will get liquidity through the Share Redemption Program, assuming the suspension is lifted, and/or profit on the Proposed Merger.

(ix)	The Company has been paying distributions.
The Company has previously paid distributions at a rate of $0.002192 per Share per day, which, if paid each day over a 365-day period, equates to an 8.0% annualized distribution rate based on a purchase price of $10.00 per Share. If you tender your Shares to Everest in the Everest Offer, they will receive your dividends from and after the date they purchase your Shares.

(x)	Depositary for the Everest Offer is not independent.
Everest has engaged a depositary for the Everest Offer, Everest Financial, Inc., that is an affiliate of Everest. As a result, there is no independent third party holding funds of Everest for payment of the Offer Price that can independently verify that such funds are available for payment, and Everest may have access to the Shares tendered by stockholders before all conditions to the Everest Offer have been satisfied and tendering holders have been paid.

(xi)	Everest Offer may not be completed.
There is no guarantee that the Everest Offer can or will be completed as soon as Everest contemplates in the Everest Offer. The Everest Offer does not initially expire until November 16, 2016 and this date may be extended by Everest, subject to compliance with applicable securities laws, in its sole discretion. Additionally, Everest may decline to purchase any of the Shares tendered and terminate the Everest Offer.

(xii)	Offer Price may change.
Everest expressly reserves the right to amend the terms of the Everest Offer, including by decreasing the Offer Price or by changing the number of Shares being sought or the type of consideration, at any time before the Everest Offer expires, subject to compliance with applicable securities laws.

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(xiii)	Submission to jurisdiction in California.
The Everest Offer requires each stockholder to submit to the personal jurisdiction of the State of California and to arbitrate any disputes that may arise between any stockholder and Everest or the depositary. For most stockholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a stockholder and Everest or the depositary, the prevailing party will be entitled to recover attorney fees and costs.

There can be no assurance as to the actual long term value of the Shares, or the potential value of the shares of Moody II that the Company’s stockholders would receive in the Proposed Merger, as such value is dependent on a number of factors, including general economic conditions, whether the Company and Moody II will enter into a definitive agreement with respect to the Proposed Merger and the other factors discussed in Item 8 of the Schedule 14D-9 under “Cautionary Note Regarding Forward-Looking Statements.” In addition, due to the suspension of the Company’s Share Redemption Program and the lack of a trading market for the Shares, there can be no assurance with respect to future liquidity to the stockholders. However, based on the information currently available to it, the Board believes the Offer Price for the Shares to be unreasonably low and that acceptance of the Everest Offer could result in stockholders receiving less for their Shares than they otherwise might over time.

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your Shares. We strongly urge you to carefully consider all aspects of the Everest Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the Everest Offer documents, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 that the Company filed with the SEC on October 20, 2016, and consult with your own financial, tax and other advisors in evaluating the Everest Offer before deciding whether to tender your Shares. Again, no action is required on your part unless you are interested in selling your Shares.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR
OWN PARTICULAR SITUATION.

Should you have any questions or need further information about your options, please feel free to contact Investor Services at (888) 457-2358.

Sincerely,

/s/ Brett C. Moody
Name:	Brett C. Moody
Title:	Chief Executive Officer and President

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Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements regarding, among other things, the Company and the future value of the Shares. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot guarantee that we will achieve or realize these plans, intentions or expectations. Factors that could cause the Company not to realize its plans, intentions or expectations include, but are not limited to, the risk that the Company and Moody II will not enter into a definitive agreement with respect to the proposed merger, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016, filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this letter.

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